Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 2288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS REPORTS 6.46 GPT OF GOLD-EQUIVALENT OVER 67 METRES AT
LA VIRGINIA

VANCOUVER, BRITISH COLUMBIA – June 28, 2011 - Minefinders Corporation Ltd. is pleased to report drill results from the 2011 exploration program on the Company’s La Virginia Project in Sonora State, Mexico.

Exploratory drilling began in 2010 in the Con Virginia Zone (central area of the La Virginia District) and then moved to additional targets in the El Campo Santo Zone (located to the north) and the Las Huatas Zone (located to the south). The main focus of the drilling program in 2011 has been at the Las Huatas Zone.  A map showing the location of these zones can be found on the Company’s website and all potentially significant intercept results received to date are categorized by zone in the tables included at the end of this news release.

In the Las Huatas Zone, located 1,200 metres to the south of the Con Virginia Zone,  high grades of gold and silver mineralization have been intercepted at elevations ranging from approximately 1,810 metres (near surface) down to the lowest tested portion of the system at 1,470 metres.  This represents a minimum of 340 metres of vertical extent of high-grade gold and silver mineralization. Step-out drill holes are targeting this mineralized system on 40 to 50 metre centres to establish continuity and extent of grades.  Grades of mineralization greater than 3.0 grams per tonne (gpt) gold-equivalent (AuEq) in this area are carried within multiple mineralized structures.

Gold assays in hole LV11-36C range up to 2.0 metres averaging 13.0 gpt of gold with five separate assay intervals exceeding 3.0 gpt of gold. Silver assays range up to 1,042 gpt of silver over 2 metres, with five assay intervals exceeding 500 gpt. These high-grade intercepts are contained within an overall mineralized interval of 67.0 metres averaging 6.46 gpt AuEq (2.33 gpt gold and 247.5 gpt silver).  The high-grade zones in the Las Huatas Zone remain open to depth and laterally along strike.

"We are encouraged by the success of our initial exploration program on the La Virginia property, but with multiple targets remaining to be tested we have a lot of work to complete before we will know the true significance of this discovery" commented Tench Page, Vice President, Exploration.

Highlights of assay results from recently completed holes in the Las Huatas zone include:

•	LV11-28C: 12.1 metres of 2.46 gpt AuEq1 including 3.0 metres of 3.34 gpt AuEq
•	LV11-28C: 1.0 metre of 11.22 gpt AuEq

•	LV11-30C: 29.0 metres of 3.68 gpt AuEq, including 3.1 metres of 15.68 gpt AuEq and 6.0 metres of 5.53 gpt AuEq
•	LV11-30C: 2.0 metres of 6.27 gpt AuEq
•	LV11-30C: 1.5 metres of 5.92 gpt AuEq
•	LV11-33C: 3.0 metres of 5.86 gpt AuEq
•	LV11-33C: 4.95 metres of 5.11 gpt AuEq
•	LV11-33C: 2.95 metres of 4.13 gpt AuEq
•	LV11-33C: 1.0 metre of 7.14 gpt AuEq
•	LV11-33C: 4.0 metres of 6.16 gpt AuEq
•	LV11-35C: 17.35 metres of 3.65 gpt AuEq, including 3.0 metres of 9.55 gpt AuEq
•	LV11-35C: 1.5 metres of 5.01 gpt AuEq
•	LV11-36C: 67.0 metres of 6.46 gpt AuEq, including 7.9 metres of 11.43 gpt, 4.8 metres of 17.06 AuEq, and 5.0 metres of 20.79 AuEq
•	LV11-40C: 3.0 metres of 7.14 gpt AuEq
•	LV11-40C: 1.1 metres of 6.95 gpt AuEq

1 AuEq has been calculated using a silver to gold ratio of 60 to one.

Drilling within the Con Virginia Zone resulted in discovery of high-grade gold and silver mineralization in 2010. As previously mentioned, drilling in this zone has been limited in 2011 as priority has been given to the Las Huatas Zone.  Highlights of assay results from recently completed holes in this area include:

•	LV11-29C: 2.2 metres of 6.52 gpt AuEq, including 1.2 metres of 10.49 gpt AuEq
•	LV11-34C: 1 metre of 3.53 gpt AuEq

The higher grade intercepts generally occur between 1,500 metres and 1,700 metres of elevation but mineralization potentials have yet to be evaluated along strike and at greater depths in this zone.

Intercepts in the El Campo Santo Zone, located one kilometre north of the Con Virginia Zone, are similar to those observed above the 1,800 metre elevation in the Las Huatas Zone but this part of the drill program is still in the early stages.  New drilling in this zone will test the potential of deeper levels of the system throughout.

Total drilling for the project now exceeds 13,000 metres in 42 completed core holes and the Company currently has two core rigs operating at the site. Thus far, the Company has drilled nearly 6,000 metres in 2011 of its planned 12,750 metre program at La Virginia. Drilling continues to follow up on encouraging intercepts located in the three main areas along the seven kilometres of mineralized strike-length found within the main project area.  As the Company’s understanding of this property continues to advance, it will consider increasing the intensity of its drill program at La Virginia to allow for the development of a National Instrument 43-101 compliant resource.

Initial drill targets were developed through geologic mapping and geochemical sampling, but were limited by the rugged topography, available surface exposures, and preliminary access requirements.  All intervals are reported as down-hole lengths and are not corrected to true widths for the mineralized intervals as drill holes typically cut mineralization at variable angles and geometries of mineralized zones remain speculative until further drilling is completed. Gold to silver ratios, geochemical zonation patterns, and their elevational and lateral relations are being studied from all current available data in order to continue to target areas of highest potential.

The La Virginia Project is located approximately 220 kilometres east-northeast of Hermosillo, Sonora, Mexico and is 100 kilometres north-northwest of the Company's Dolores Mine. The land package encompasses more than 34,000 hectares within a geologic environment similar to that of the Dolores gold and silver deposit.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of predominantly HQ but also NQ core, all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex or Inspectorate) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Virginia Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Table 1 - Con Virginia Zone Intercepts:

Drill Hole No.	Intercepts:		Length (m)	Length (ft)	Au gpt	Ag gpt	AuEq** gpt
	From (m):	To (m):
LV10-1C*	346	347.5	1.5	4.9	0.338	43.5	1.06
LV10-7C*	120.5	147.5	27	88.6	1.011	89.9	2.51
Includes:	131.5	147.5	16	52.5	1.452	124.9	3.53
Includes:	136	138.5	2.5	8.2	1.98	252.4	6.18
And:	146	147.5	1.5	4.9	3.133	224.5	6.87
LV10-8C*	39	40.5	1.5	4.9	0.831	64.5	1.91
LV 10-8C*	138	139.25	1.25	4.1	0.648	29.5	1.14
LV10-8C*	181.9	186.2	4.3	14.1	2.092	136.3	4.36
Includes:	181.9	183	1.1	3.6	5.753	434.3	12.99
LV10-9C*	182.5	183.5	1	3.3	1.430	104.8	3.18
LV10-21C	113.5	118	4.5	14.8	0.774	63.5	1.83
LV10-21C	124.4	141	16.5	54.1	0.520	34.6	1.10
LV10-21C	151.5	156	4.5	14.8	0.846	74.2	2.08
Includes:	154.5	156	1.5	4.9	2.046	186.6	5.16
LV10-23C	176.5	178	1.5	4.9	0.616	33.5	1.17
LV10-25C	150	151.5	1.5	4.9	0.662	75.5	1.92
LV10-25C*	175.1	184.7	9.6	31.5	3.16	195.0	6.41
Includes:	179.3	180.2	0.9	3.0	14.160	606.0	24.26
And:	184	184.7	0.7	2.3	14.057	1194.7	33.97
LV10-26C	287.5	291.1	3.6	11.8	0.539	29.2	1.03
LV10-27C	357.5	362	4.5	14.8	0.798	42.0	1.16
LV11-29C	84	86	2	6.6	1.148	5.5	1.24
LV11-29C	231.8	234	2.2	7.2	2.764	225.4	6.52
Includes:	232.8	234	1.2	3.9	4.437	363.3	10.49
LV11-32C	151	153	2	6.6	1.12	2.5	1.16
LV11-32C	318	319	1	3.3	1.192	45	1.94
LV11-34C	203.5	205	3	9.8	1.328	50.8	2.17
LV11-34C	214	215.5	1.5	4.9	1.387	83.5	2.78
LV11-34C	235.5	236.5	1	3.3	1.557	118.6	3.53
*   Previously reported.
** Gold-equivalent (AuEq) has been calculated using a silver to gold ratio of 60 to one.

Table 2 - Las Huatas Zone Intercepts:

Drill Hole No.	Intercepts: From (m): To (m):		Length (m)	Length (ft)	Au gpt	Ag gpt	AuEq** gpt
LV10-2C*	42.65	56	13.35	65	0.61	9.5	0.77
LV10-4C*	113	115	2	6.6	12.165	51.5	13.02
LV10-5C*	69.8	81.5	11.7	38.4	0.343	13.6	0.57
LV10-12C*	195.5	197	1.5	4.9	0.597	59.1	1.58
LV10-13C	185	187	2	6.6	0.373	42.5	1.08
LV10-13C	244	245.5	1.5	4.9	1.248	38.0	1.88
LV10-13C	250.9	252	1.1	3.6	0.715	60.5	1.72
LV10-13C*	278.5	301.5	23	75.5	1.137	78.9	2.45
Includes:	291.3	294.3	3	9.8	5.246	329.7	10.74
LV11-28C	82	84	2	6.6	1.044	20.5	1.72
LV11-28C	93.9	106	12.1	39.7	1.273	71.4	2.46
Includes:	97	100	3	9.8	1.520	108.9	3.34
LV11-28C	115	120	5	16.4	0.846	19.3	1.17
LV11-28C	130	139	9	29.5	0.668	29.4	1.16
LV11-28C	145	146	1	3.3	0.480	37.5	1.11
LV11-28C	186	187	1	3.3	0.716	34.0	1.28
LV11-28C	192	193	1	3.3	5.067	369.3	11.22
LV11-28C	268.5	270	1.5	4.9	0.487	44.0	1.22
LV11-30C	121	150	29	95.1	1.674	120.6	3.68
Includes:	122.5	125.6	3.1	10.2	7.766	474.9	15.68
Includes:	122.5	124	1.5	4.9	11.833	758.7	24.48
And:	132.5	138.5	6	19.7	2.140	191.5	5.33
LV11-30C	182.5	185.5	3	9.8	0.464	31.5	1.00
LV11-30C	210	212	2	6.6	0.510	45.5	1.27
LV11-30C	228	234	6	19.7	0.698	39.7	1.36

LV11-30C	270	272	2	6.6	2.686	215.1	6.27
LV11-30C	321.5	323	1.5	4.9	2.386	212.3	5.92
LV11-33C	211.5	217.5	6	19.7	0.750	77.0	2.03
Includes:	211.5	214.5	3	9.8	1.207	132.7	3.42
LV11-33C	222.5	225.5	3	9.8	4.209	99.1	5.86
LV11-33C	240.5	242	1.5	4.9	0.889	22.0	1.26
LV11-33C	251.5	256.45	4.95	16.2	1.956	189.5	5.11
Includes:	253.5	256.45	2.95	9.7	2.855	273.9	7.42
LV11-33C	264	265.5	1.5	4.9	1.086	25.0	1.50
LV11-33C	273	274.5	1.5	4.9	0.892	72.0	2.09
LV11-33C	295	300	5	16.4	1.068	80.2	2.40
Includes:	295	296	1	3.3	2.977	249.8	7.14
LV11-33C	365.5	368.45	2.95	9.7	3.075	63.3	4.13
Includes:	366.8	368.45	1.65	5.4	4.580	103.4	6.30
LV11-33C	410.5	412.1	1.6	5.2	1.069	59.0	2.05
LV11-33C	444	446	2	6.6	2.432	147.7	4.89
LV11-33C	480	484	4	13.1	3.881	136.9	6.16
Includes:	480	482	2	6.6	6.514	226.2	10.28
LV11-35C	142.6	177	34.4	112.9	0.863	73.5	2.09
Includes:	159.65	177	17.35	56.9	1.497	129.4	3.65
Includes:	162	165	3	9.8	4.015	331.9	9.55
LV11-35C	188.5	190	1.5	4.9	0.754	39.5	1.41
LV11-35C	194.5	196	1.5	4.9	0.588	65.5	1.68
LV11-35C	231.5	234.5	3	9.8	0.543	53.5	1.43
LV11-35C	267	268.5	1.5	4.9	0.665	29.0	1.15
LV11-35C	276	285	9	29.5	0.755	55.0	1.67
Includes:	279	280.5	1.5	4.9	2.286	163.4	5.01
LV11-35C	331	333	2	6.6	0.860	34.5	1.44
LV11-36C	46	48	2	6.6	0.778	18.5	1.09
LV11-36C	96	98	2	6.6	2.393	63.0	3.44
LV11-36C	165	166.5	1.5	4.9	0.731	59.6	1.72
LV11-36C	180	247	67	219.8	2.332	247.5	6.46

Includes:	193.65	201.55	7.9	30.0	2.693	524.0	11.43
Includes:	196.6	200.1	3.5	11.5	4.263	1,042.4	21.64
And:	219.2	224	4.8	15.8	7.940	547.1	17.06
And:	232	237	5.0	16.5	8.624	730.1	20.79
Includes:	232	234	2	6.6	13.174	1042.3	30.55
LV11-36C	254.5	256	1.5	4.9	.479	33.0	1.03
LV11-36C	265	266.5	1.5	4.9	.374	46.5	1.15
LV11-36C	343	344.4	1.4	4.6	.671	29.0	1.15
LV11-36C	359	360.5	1.5	4.9	.567	50.0	1.40
LV11-36C	405	406.5	1.5	4.9	.992	11.5	1.18
LV11-40C	80	93.5	13.5	44.4	1.410	78.0	2.71
Includes:	84	87	3	9.9	3.774	202.2	7.14
LV11-40C	170.5	171.6	1.1	3.6	3.530	205.0	6.95

*   Previously reported.
** Gold-equivalent (AuEq) has been calculated using a silver to gold ratio of 60 to one.

Table 3 - El Campo Santo Zone Intercepts:

Drill Hole No.	Intercepts:		Length (m)	Length (ft)	Au gpt	Ag gpt	AuEq gpt**
	From (m):	To (m):
LV10-14C	46	47.5	1.5	4.9	2.137	1.4	2.16
LV10-14C	55.15	56.25	1.1	3.6	0.351	38.0	1.00
LV10-15C	51	52.5	1.5	4.9	2.074	4.7	2.15
LV10-15C	80	82	2	6.6	0.596	36.5	1.20
LV10-18C	83	85	2	6.6	1.124	7.5	1.25
LV11-37C	131	133	2	6.6	1.185	10.0	1.35
LV11-37C	147	153	6	19.7	1.141	6.0	1.24
LV11-37C	181	183	2	6.6	1.405	32.5	1.95
** Gold-equivalent (AuEq) has been calculated using a silver to gold ratio of 60 to one.